

April 14, 2011

Via Email

Mitchell Gaynor
Executive Vice President and General Counsel
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, California 94089

> **Re: Juniper Networks, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-34501**

Dear Mr. Gaynor:

We have reviewed your filing other than the Part III Information contained in your Definitive Proxy Statement filed April 8, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year December 31, 2010

Part I

Item 1. Business

General

1.   We note that Verizon Communications, Inc. accounted for 10.6% of your total net revenues for fiscal year 2010 and that AT&T Inc. accounted for 10.4% of your total net revenues for fiscal year 2009. Please tell us the nature of the contractual arrangement(s) with these entities. For example, explain whether sales to either entity were pursuant to a supply agreement, an agreement imposing purchase obligations on the customer, or

purchase orders provided at the discretion of the buyer. In future annual reports, consider discussing the nature of your contractual arrangements with principal customers including the material terms thereof.

Liquidity and Capital Resources, page 47

2.   In your fourth quarter earnings call you discuss your intent to increase sales and marketing expenses as a percent of your revenue, with an objective of increasing your sales. In your response letter, please provide your views concerning whether the anticipated increases in sales and marketing expenses, are indicative of a known, material trend, particularly in the context of the recent decline in sales and marketing expenses as a percentage of revenues in 2010 compared to 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal